First Community Corporation
First Community Bank, N.A.
5455 Sunset Boulevard
Lexington, South Carolina 29072

November 16, 2005

Via EDGAR

John P. Nolan
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	First Community Corporation
Amendment to Form 10-K filed on March 23, 2005
File No. 0-28344

Dear Mr. Nolan:

        On behalf of First Community Corporation (the “Company”), the undersigned is hereby transmitting this response to the Staff’s comment letter dated September 9, 2005. The paragraphs below respond to the Staff’s numbered comments.

Form 10-K for the Year ended December 31, 2004

Description of Business, General, page 1

1.	Please tell us and revise to state if you continue to qualify as a Small Business filer under the requirements of Item 10(a) and (b) of Regulation S-B after the acquisition of DutchFork Bancshares (“DutchFork”) in October 2004. In this regard we note you filed a 10-KSB for the year ended December 31, 2004 but filed Form 10-Qs for the three and six month periods ended March 31, 2005 and June 30, 2005, respectively.

As of December 31, 2005, the Company no longer met the requirements to qualify as a small business issuer. The Company exceeded the public float limitation for each of the fiscal years ended December 31, 2003 and 2004. As a result, we do not believe an amendment to the 10-KSB is necessary.

Disclosure that the Company no longer qualifies as a Small Business filer will be made in future filings beginning with the September 30, 2005 10-Q.

Provision and Allowance for Loan Losses, page 22

2.	We refer to the statement that as of December 31, 2003 management implemented a system for allocating the allowance for loan losses to specific components of the loan portfolio and that prior to that date the allowance was allocated on an overall portfolio basis. In this regard, provide us with the following information:

•	The authoritative accounting or regulatory basis you relied upon prior to December 31, 2003 to use the overall portfolio basis for allocating the loan loss allowance;

•	The factors that prompted the Company to change its methodology for allocating the loan loss allowance in 2004.

•	The effects on the allowance for loan losses due to the changes in the allocation methodology in 2004 as compared to prior periods.

The statement referred to in the comment above was not based on authoritative accounting or regulatory guidance. The statement was made to inform the reader as to the basis for not including the table in the format outlined in the Securities Act Industry Guide for bank holding companies (Guide 3) prior to December 31, 2003. Footnote 2 of the Guide 3 instructions to the table provide that “In lieu of the breakdown of the allowance for loan losses by loan category called for, the registrant may furnish a narrative discussion of the risk elements in the loan portfolio and the factors considered in determining the amount of the allowance for loan losses.”

In all filings prior to December 31, 2003, the Company disclosed that management evaluated the allowance on an overall portfolio basis and would implement and allocate the allowance to various loan categories at the time the size and mix of the portfolio supported a meaningful allocation system. Because the bank was formed in August 1995 and had limited historical loss experience during the initial years of operation, past due statistics and historical migration analysis and other factors that assist in developing the allocation were not supportive of a meaningful allocation system.

The change to allocating the allowance for loan losses to loan categories and presenting the table as per the instructions to Guide 3 had no financial statement effect on the allowance for loan losses. Management has consistently applied the methodology, whether reviewing portfolio segments or the portfolio as a whole, used to develop the estimation of credit losses by evaluating all of the factors available. The process includes detailed and regular analyses of the loan portfolio including a review of large loans and groups of loans. Management estimates the credit losses by evaluating all of the factors and utilizing the common elements outlined in paragraph 9.05 of the AICPA Audit and Accounting Guide for Depository and Lending Institutions.

A sample of the disclosure that will be included in future filings is shown in response to question number 3. The table outlined in Guide 3 has been included in the filings since December 31, 2003 and will be included in future filings.

3.	We refer to the following statements by the Company regarding how it determined its loan loss allowance:/FONT>

•	The provision of $245,000 in 2004 maintained the allowance for loan loss within management’s desired levels.

•	It was the objective of management to fund the allowance at approximately 1.1% to 1.5% of total loan until a tested historical experience has been established.

In this regard, please tell us the methodology that management uses, considering the requirements of SFAS 5 and SFAS 114, to determine the adequacy of the loan loss allowance. Refer in your response to how you considered paragraph 9.19 of the AICPA Audit and Accounting Guide for Depository and Lending Institutions which states the allowance for loan losses should be established in conformity with generally accepted accounting principles rather than in accordance with specified percentages.

To determine the adequacy of the allowance for loan losses, a formal analysis is completed quarterly to assess the risk within the loan portfolio. The portfolio is segregated into similar risk components for which historical loss ratios are calculated and adjusted for identified changes in current portfolio characteristics. Historical loss ratios are calculated by product type and by regulatory credit risk classification. The allowance for loan losses consists of an allocated and unallocated allowance. The allocated portion is determined by types and ratings of loans within the portfolio. The unallocated portion of the allowance is established for losses that exist in the remainder of the portfolio. This also compensates for uncertainty in estimating the loan losses. Nonperforming commercial loans (both real estate and non real estate) are reviewed for impairment. Impairment is measured in accordance with SFAS 114, “Accounting by Creditors for Impairment of a Loan” and loans are either assigned a specific allocation or charged-off if deemed uncollectible. Substantially all loans historically identified as impaired have been collateral dependent and the fair value of the underlying collateral has been used to determine the amount of impairment.

The statement that the provision of $245,000 maintained the allowance within management’s desired levels was made to reinforce that this was the estimated provision to maintain the allowance at the appropriate level based on management’s analysis of estimated losses inherent in the portfolio.

In addition, the reference to the ratio of the allowance to loan loss relates to historical percentages rather than a specific target.

The Company has access to all of the GAAP and supervisory guidance referred to in paragraph 9.19 of AICPA Audit and Accounting Guide for Depository and Lending Institutions. Management has and will continue to:

•	Maintain adequate controls to ensure ALLL is consistent in accordance with GAAP, stated policies and procedures, and relevant supervisory guidance.
•	Develop, maintain and document a comprehensive, and consistently applied process to determine the amounts of the ALLL and provision for loan losses.
•	Maintain the ALLL at a level that is appropriate to absorb estimated credit losses inherent in the loan portfolio, consistent with long-standing supervisory guidance.
•	Utilize prudent, conservative, but not excessive, judgment to determine that the ALLL represents management’s best estimate from within an acceptable range of estimated losses.

Provided below is a revised supplemental disclosure that describes the process management uses to determine its loan loss allowance. The required tables were included in the 10-KSB and have not been included. The process described has been included in the 10-Q filed for September 30, 2005. Future filings will clearly reflect the methodology that management uses to determine the adequacy of the allowance for loan losses, considering the requirements of SFAS 5 and SFAS 114. The reference to “fund the allowance at approximately 1.1% to 1.5% of total loans” has been deleted from the discussion.

At December 31, 2004, the allowance for loan losses amounted to $2.8 million, or 1.48% of total loans, as compared to $1.7 million, or 1.41% of total loans, at December 31, 2003. Included in the allowance for loan losses at December 31, 2004 is the amount of $995,000 purchased in the merger, with DutchFork. The company’s provision for loan loss was $245,000 for the year ended December 31, 2004 as compared to $167,000 and $677,000 for the years ended December 31, 2003 and 2002. Due to declining economic conditions and increased charge-offs the in 2001 and 2002 the allowance was funded at higher amounts for these periods. During the first six months of 2003, the company experienced a recovery on a loan charged off in a prior period which resulted in the allowance being funded at a lower amount during this period.

Management has established loan policies and review processes to ensure that its loan loss allowance is adequate. The provision is made based on management’s assessment of general loan loss risk and asset quality. The allowance for loan losses represents an amount which we believe will be adequate to absorb probable losses on existing loans that may become uncollectible. Our judgment as to the adequacy of the allowance for loan losses is based on a number of assumptions about future events, which we believe to be reasonable, but which may or may not prove to be accurate. Our determination of the allowance for loan losses is based on evaluations of the collectibility of loans, including consideration of factors such as the balance of impaired loans, the quality, mix, and size of our overall loan portfolio, economic conditions that may affect the borrower’s ability to repay, the amount and quality of collateral securing the loans, our historical loan loss experience, and a review of specific problem loans. All loan relationships with aggregate credit of $500,000 or more are reviewed annually and loans regardless of amount criticized or classified by management in accordance with regulatory guidelines are reviewed quarterly. We also consider subjective issues such as changes in the lending policies and procedures, changes in the local/national economy, changes in volume or type of credits, changes in volume/severity of problem loans, quality of loan review, board of director oversight, and concentrations of credit. Periodically, we adjust the amount of the allowance based on changing circumstances. We charge recognized losses to the allowance and add subsequent recoveries back to the allowance for loan losses.

Management performs an analysis quarterly to assess the risk within the loan portfolio. The portfolio is segregated into similar risk components for which historical loss ratios are calculated and adjusted for identified changes in current portfolio characteristics. Historical loss ratios are calculated by product type and by regulatory credit risk classification. The allowance consists of an allocated and unallocated allowance. The allocated portion is determined by types and ratings of loans within the portfolio. The unallocated portion of the allowance is established for losses that exist in the remainder of the portfolio and compensates for uncertainty in estimating the loan losses.

There can be no assurance that charge-offs of loans in future periods will not exceed the allowance for loan losses as estimated at any point in time or that provisions for loan losses will not be significant to a particular accounting period. The allowance is also subject to examination and testing for adequacy by regulatory agencies, which may consider such factors as the methodology used to determine adequacy and the size of the allowance relative to that of peer institutions. Such regulatory agencies could require us to adjust our allowance based on information available to them at the time of their examination.

At December 31, 2004, 2003 and 2002 the company had $19,000 in loans delinquent more than 90 days and still accruing interest. There were loans totaling $411,000, $96,000 and $340,000 in loans that were delinquent 30 days to 89 days at December 31, 2004, 2003 and 2002, respectively. The company had no loans in a nonaccrual status at December 31, 2004 and $80,000 and $144,000 at December 31, 2003 and 2002, respectively. Loans are generally placed in a non-accrual status when they become 90 day delinquent. The charge-offs experienced in 2004 and 2003 related to loans that were identified and charged-off within those respective periods. Management continuously monitors non-performing, classified and past due loans to identify deterioration regarding the condition of these loans. Management has not identified any classified loans that are not included in non-performing assets that could are considered to be potential problem loans as of December 31, 2004.

4.	We refer to the statement that the Company as of December 31, 2004 had no loans on a non-accrual status. Please tell and revise to explain the basis for this statement considering the following factors:

•	The Company recorded write-offs of $294,000 in 2004 and $235,000 in 2003 that appear to relate to non-performing loans that developed in 2004 considering you only had $80,000 on non-performing loans in 2003.
•	The large loan recovery in 2003 was due to a loan charged off prior to 2003 that was recovered during that year. Refer to the “Results of Operations” section of MD&A on page 18.
•	The apparent acquisition of $550,000 of non-performing loans as part of the purchase of DutchFork in 2004. Refer in your response to the status of the non-accrual loans described in Note 4, “Loans Receivable” of the financial statements of DutchFork as of September 30, 2003 in the Form S-4 filed on July 7, 2004.

The Company had no nonaccrual loans at December 31, 2004. As stated in the MD&A, a loan is generally placed in nonaccrual status when it becomes 90 days or more past due.

The $80,000 in non-accrual loans at December 31, 2003 relates to two credits that were subsequently collected in full during 2004. The $294,000 in write-offs in 2004 relate to loans that became a problem in 2004 and were timely charged-off. The Company has continually maintained a policy to recognize charge-offs timely. If a loan is recognized as uncollectible prior to becoming 90 days delinquent, it is charged-off prior to the 90 day period.

Similar to the circumstances in 2004, subsequent to December 31, 2004, the Company had total charge-offs of approximately $280,000 of which approximately $270,000 represented two credits that were identified as problems in the first quarter of 2005. The circumstances underlying these credits are discussed in response to your comment number 6.

The recovery referred to in your comment above related to an insurance settlement on a loan charged off in 2001. The charge off in 2001 was made and it was not anticipated that the Company would ultimately receive the settlement.

The $550,000 in nonperforming loans disclosed by DutchFork as of September 30, 2003 were substantially all charged off prior to the acquisition. At the date of acquisition, the balance of nonaccrual loans acquired was approximately $20,000. These $20,000 in loans were subsequently charged-off or repaid in the fourth quarter of 2004. In response to comment 5 below I have included an analysis of the DutchFork Allowance for Loan Losses from September 30, 2003 to September 30, 2004. The total charge-off of $632,000 included in this analysis would reflect the charge-offs of the $550,000 in nonaccrual loans referenced in your comment.

We have discussed the process of putting loans in a nonaccrual status and the charge-offs reflected in the company’s financial statements for 2004 and 2003 in our supplemental disclosure included in response to comment 3 above. Based on this information we request that no revision to the 10-KSB filed for December 31, 2004 be required.

5.	Please tell us and revise to include the following information regarding the increase in the allowance for loan losses of $995,000 in 2004 resulting from the acquisition of DutchFork in October 2004:

•	Explain how you determined the amount of the allowance for loan losses of $995,000 acquired as a result of the merger with DutchFork in October 2004.

•	Reconcile the $995,000 allowance carried over when you acquired DutchFork to the allowance for loan losses for $153,000 of DutchFork stated in the unaudited pro forma balance sheets at March 31, 2004 on page 21 of the Form S-4.

•	Discuss how you considered Staff Accounting Bulletin Topic 2:A.5 regarding adjustments to the allowance for loan losses related to business acquisitions.

The allowance for loan loss of $995,000 that was recorded as a result of the merger with DutchFork was the amount that was reflected on their audited financial statements as of September 30, 2004. The amounts had previously been recorded through DutchFork’s provisions for loan losses. The increase in the provision and the allowance for loan losses on DutchFork’s financial statements reflects the increase in charge-offs during the period.

The allowance for loan loss in DutchFork’s 10-QSB filed for March 31, 2004 was $395,000. The $153,000 reflected in the S-4 filing was incorrect as it reflected only the allowance related to their consumer loan portfolio. The net loan balance was correct and therefore the balance of the reserve was inadvertently netted against the gross loan balance. A reconciliation of the allowance for loan losses from March 31, to September 30, 2004 is as follows.

Balance as of March 31, 2004	$395,000	Balance September 30, 2003	$401,000
Recoveries	116,000	Recoveries	166,000
Provision for loan losses	875,000	Provision for loan losses	1,060,000
Charge-offs	391,000	Charge-offs	632,000

Balance as of September 30, 2004	$995,000	Balance September 30, 2004	$995,000

The allowance for loan losses brought forward in the merger transaction does not reflect a different estimate of uncollectibilty than had previously been recognized and recorded through the provision for loan losses for DutchFork, prior to the merger as outlined in Staff Accounting Bulletin Topic 2;A.5. DutchFork was not required to file a 10-KSB for the fiscal year ended September 30, 2004 but was required to submit audited financial statements to their regulator as of that date. The $995,000 is reflected on those audited financial statements.

We have included the $995,000 addition to the Company’s allowance for loan losses in the supplemental disclosure included in comment three. Based on the explanation above, we request no revision to the previously filed 10-KSB be required.

6.	Please tell us and revise to disclose the following information regarding the non-performing assets totaling $749,000 disclosed on page 13 of MD&A in the Form 10-Q for the period ended March 31, 2005:

•	Explain why nonaccrual loans totaling $383,000 and foreclosed real estate for $346,000 were not described as potential problem loans in the Form 10-K for the year ended December 31, 2004. Refer to Section III.C.2 of Industry Guide 3.

•	Discuss the reasons for the significant increase in non-performing assets during the three-month period ended March 31, 2005 considering the Company had no non-performing loans as of December 31, 2004.

•	Discuss in MD&A if this increase in non-performing assets is related to the acquisition of DutchFork Bancshares and if is indicative of a trend that is expected to affect future operating periods.

The nonaccrual loans and foreclosed real estate referred to in your comment above relate primarily to two credit relationships. Both of these relationships were not deemed significant potential credit risk until late in the first quarter of 2005 and are discussed in detail below.

The nonaccrual loans relate to a local contractor. The contractor had been in the business for an extended period and the two loans, totaling $383,000, had performed as agreed and were current at December 31, 2004. Late in the first quarter of 2005, the customer unexpectedly declared bankruptcy and walked away from the building project. The loans were placed on nonaccrual on March 30, 2005 and recognized as impaired. Because the information available at the time of filing the 10-Q supported that the fair value of the underlying collateral was in excess of the loan amounts, no specific impairment loss was recognized. These credits remain in a nonaccrual status and the foreclosure was completed in the third quarter of 2005. A formal valuation of property acquired in foreclosure is performed at the time it is acquired. Based on interest shown in the properties, it appears that n additional material loss will realized based on a proposed sale of the property. These credits have been specifically included in our analysis of the adequacy of the allowance for loan losses since being identified as problems late in the first quarter of 2005.

Real estate foreclosed at March 31, 2005 totaled $346,000, of which $251,000 represented the amount paid to settle the first mortgage as a result of receiving a deed in lieu of foreclosure. This related loan was included in the narrative discussion in the 10-KSB relative to loans delinquent greater than 30 days. This loan was to an attorney, and although it had been delinquent on occasion, the loan was not one that caused management to have serious doubts as to the borrower’s ability to perform. In the first quarter of 2005, the borrower declared bankruptcy and the underlying collateral was deeded to the bank in lieu of foreclosure. The property was written down to fair value based on a formal valuation and as of this response letter a contract has been received that will result in the bank realizing the current carrying value at the time of closing.

The balance of real estate in foreclosure represents two properties in the amount of $95,000 that were on the balance sheet as of December 31, 2004. One of these properties has been sold with no additional loss. These properties were not specifically discussed in the MD&A at December 31, 2004 as they represented less than .03% of assets. The table of Selected Financial Data at December 31, 2004 did disclose the ratio of non-performing assets to total assets.

These non-performing assets were credits that existed prior to the merger and as a result are not a result of the DutchFork acquisition or of any currently identified trend that is expected to affect future operating results. The loans acquired from DutchFork were reviewed in detail prior to the acquisition and are subject to our ongoing analysis of the adequacy of the allowance for loan loss reserves.

Based on the explanation above, we do not believe an amendment to the Form 10-KSB is required.

7.	Tell us for each period presented the factors that influenced management’s judgment in determining the amount of the additions to the allowance charged to operating expense. Refer to Instruction (2) to Section IV.A of Industry Guide 3.

The provision for loan loss is charged to earnings in an amount necessary to maintain the allowance for loan losses in an amount that management believes is adequate to absorb losses within the portfolio based on the methodology described in the response to comment number 3 as well as the supplemental disclosure included as a response to comment three. The increase in the provision during 2001 and 2002 was a result of the ongoing analysis as described previously and was affected by management’s concern as to economic outlook and conditions at that time. In addition, the bank began experiencing higher dollar amounts of charge offs as a result of the seasoning of the portfolio. The provision for loan loss in 2003 was lower partly as a result of the recovery discussed in the MD&A.

8.	Tell us and revise to describe any concentrations of loans exceeding 10% of the total loans which are not disclosed separately as a category of loans. Refer to Item III.C.4 of Industry Guide 3.

The Company monitors concentrations of credits based on 25% or more of risked based capital. This amount would capture any amounts exceeding 10% of loans. The following is a supplemental disclosure and the information provided will be included in future filings

The Company makes non-real estate commercial, real estate commercial, real estate residential and consumer loans to customers throughout South Carolina. Although the Company has a diversified loan portfolio, a substantial portion of its debtors’ ability to repay is dependent upon economic conditions within South Carolina and the surrounding region.

The Company considers concentrations of credit to exist when pursuant to regulatory guidelines, the amounts loaned to multiple borrowers engaged in similar business activities represent 25% or more of the bank’s risk based capital, or approximately $9.5 million. Based on this criteria, the Bank had two such concentrations at December 31, 2004, including $23.1 million to lessors of residential buildings and dwellings and $13.4 million to lessors of non-residential buildings.

The Company requests that an amendment to the 10-KSB not be required with respect to this comment.

9.	Tell us and revise to discuss your consideration of SOP 03-3, “Accounting for certain loans or debt securities acquired in a transfer” which includes the prohibition of “carrying over” or creation of valuation allowance in the initial accounting of loans acquired in a purchase business combination.

The following is provided as a supplemental disclosure and will included in future filings including the September 30, 2005 Form 10-Q

In December 2003, the Accounting Standards Executive Committee (AcSEC) issued Statement of Position No. 03-3 (SOP No. 03-3), “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” SOP No. 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities (loans) acquired in a transfer or business combination if those differences are attributable, at least in part, to credit quality. SOP No. 03-3 prohibits the carry over or creation of valuation allowances in the initial accounting of all loans acquired that are within the scope of the SOP. SOP No. 03-3 is effective for loans acquired in years beginning after December 15, 2004, with early adoption encouraged. SOP 03-3 is not expected to have a material impact on the Company’s results of operations or financial condition. The impact of SOP No. 03-3 will be meaningful if in the future the Company enters into a business combination with a financial institution and/or acquires a future loan portfolio.

The Company requests that an amendment to the 10-KSB not be required with respect to this comment.

MD&A, Loans, page 26

10.	Revise to present the table of the loan portfolio by loan category for each of the last five fiscal years. Refer to Instruction 3(b) of Industry Guide 3.

The following information is provided as a supplemental disclosure which expands the table filed in the Company’s 10-KSB to reflect five years rather then three years.

The following table shows the composition of the loan portfolio by category:

(In thousands)	2004	2003	2002	2001	2000

Commercial, financial &	$19,001	$11,518	$10,688	$12,408	$12,414
agricultural
Real estate:
Construction	8,066	7,782	7,533	10,146	3,879
Mortgage - residential	35,438	11,804	11,055	9,272	8,327
Mortgage - commercial	96,811	72,668	55,290	41,744	31,525
Consumer	27,455	17,237	15,425	13,968	11,839

Total gross loans	186,771	121,009	99,991	87,518	67,984
Allowance for loan losses	(2,764)	(1,705)	(1,525)	(1,000)	(873)

Total net loans	$184,007	$119,303	$98,466	$86,518	$67,111

The Company requests that an amendment to the 10-KSB not be required with respect to this comment. However, the Company will provide the disclosure for each of the last five fiscal years as per Instructions 3(b) of Industry Guide 3 in future filings.

Report of Independent Auditor, page 33

11.	We note you have not filed the Accountants report on management’s assessment of internal control over financial reporting and Management’s annual report on internal control over financial reporting required by PCAOB Auditing Standards No.2. In this SEC Release 33-8392 for small business issuers or non-accelerated filers for implementing Section 404 of the Sarbanes Oxley Act.

The Company qualifies for the extended compliance period as a non-accelerated filer because its public float is less than $75 million.

The Company will explain why it does not file the referenced report in future filings beginning with the September 30, 2005 10-Q.

Note 2, Summary of Significant Accounting Policies, page 38

Mortgage Origination Fees

12.	We refer to the mortgage origination fees of $268,000 in 2004. Please tell us and revise to describe your accounting policies with respect to mortgage origination fees on loans held for resale and loans held for investment. Refer to paragraph 20 of SFAS 65 as amended by paragraph 27(c) of SFAS 91.

The accounting for the fees received under the circumstances described below comply with paragraph 24 of SFAS 65. As a description of these fees is included in the MD&A and the recognition of the fees is appropriate, it is requested that the 10-KSB not be revised but that language as described as a supplemental disclosure below under “Mortgage Origination Fees” be included in future filings.

The mortgage origination fees of $268,000 relate to activities comprised of accepting residential mortgage applications, qualifying borrowers to standards established by investors and selling the mortgage loans to the investors under pre-existing commitments. In all cases, the funding of these loans is made by the investors. As a result, the loans are not held by the Company and the Company does not have any loans held for resale.

The accounting policy for loans held for as investment is described in the Loan and Allowance for Loan Loss subsection of Note 2.

Mortgage Origination Fees

Mortgage origination fees relate to activities comprised of accepting residential mortgage applications, qualifying borrowers to standards established by investors and selling the mortgage loans to the investors under pre-existing commitments. The loans are funded by the investor at closing and the related fees received by the Company for these services are recognized at the time the loan is closed.

13.	Tell us and revise to discuss in MD&A the reasons for the 22% decrease in mortgage origination fees in 2004.

The Company provides the following as supplemental disclosure.

The decrease in mortgage origination fees of $76,000 from $343,000 in 2003 to $268,000 in 2004, despite interest rates remaining at relatively low levels, resulted primarily from a lower level of home refinancings in 2004 as compared to the prior two years.

The Company requests that an amendment to the 10-KSB not be required with respect to this comment. However, the Company will describe the reasons for the fluctuations in this source of revenue in future filings.

Note 4, “Investment Securities”, page 42

14.	We refer to the “Equity and other securities” investments available for sale for $55.1 million which had gross unrealized losses of $1.136 million as of December 31, 2004. Considering you had no investments in equity securities in 2003, please tell us and revise to provide the following information:

•	Describe the major types of equity investments and their risk characteristics, including the unsold portion of the investments in preferred stock of $106.3 million with a gross unrealized loss of $1.8 million that were acquired from DutchFork. Refer to Note 3, “Investments and Mortgage Backed Securities” of the DutchFork financial statements for the fiscal year ended September 30, 2003 on page 30 of the Form S-4 filed on July 8, 2004.

•	Discuss the basis for considering that the gross unrealized losses of $1.136 million related to these equity investments are other than temporary impairments.

•	State the amount of preferred stock sold, the gain or loss recognized on their sale and if the sale was made on a recourse or non-recourse basis. For sales made on a recourse basis, state the amount of recourse liability recorded as required by paragraph 11 of SFAS 140.

Thefollowing summarizes the investments included in equity and other investments (in thousands) at December 31, 2004:

	Amortized	Fair
	Cost	Value

Federal Home Loan Bank Stock	$2,631	$2,631
Federal Reserve Bank Stock	308	308
Mutual funds	1,269	1,269
Preferred stock	43,252	42,130
Corporate bonds	7,578	7,754
Other	110	110

	$55,148	$54,202

An explanation of our analysis of the decline in market value related to the preferred stocks as to why it is deemed other than temporary follows:

The investments were acquired in the DutchFork acquisition. In addition to the variable rate preferred stock referenced above, the Company acquired approximately $33.0 million in other, primarily fixed rate, FNMA and FHLMC preferred stock in the DutchFork transaction. All investments were marked to market at October 1, 2004, the date of the merger transaction. As a result, the subsequent sale of the investments in the year ended December 31, 2004 resulted in substantially no gain or loss as noted in note 4 to the financial statements. All of the sales were on a non-recourse basis.

At December 31, 2004, the Company owned eight different agency preferred stock securities with a par value of $50.1 million and a carrying value of $43.3 million. Three of these were sold in the first quarter of 2005 resulting in a realized gain of approximately $136,000. First Community Bank currently owns five different adjustable rate Agency Preferred Stock Securities with a combined total par value of $34.6 million and a carrying value of $31.4 million. These securities are listed below:

				Index		Next	Book	Market
CUSIP	Desc.	Coup	Par	Rate	Margin	Reset	Price	Price	Gain/Loss

313586869	FNMA J	4.72%	5,050M	2-Yr	+138bps	11/06	50.5	50.125	(37,875)
				Swaps

313586851	FNMA K	5.40%	5,000M	2-Yr	+133bps	03/07	50.5	50.125	(37,500
				Swaps

313400608	FHLMC B	3.27%	5,500M	3-Mo	(Index+1)/	12/05	43.57	40.00	(392,700)
				Libor	1.3

313586802	FNMA G	1.83%	2,740M	2-Yr	-18bps	09/06	40.27	37.25	(82,748)
				Treas
313400798	FHLMC L	3.58%	16,355M	5-Yr	Flat	12/09	43.75	35.5	(2.698M)
				Treas

The Company believes the above-mentioned securities were not and are not “Other-Than-Temporary Impaired”

1.	All of the Agency Preferred Stock Securities, which we own, are adjustable rate.
2.	There has been no significant downgrade in credit rating of any of the issuers of the securities.
3.	Preferred Stock Securities issued by the same entities with above market dividend rates are currently trading at levels above the $50 par value of the instruments.
4.	All of the securities listed above have traded at levels above current book prices in the last 12 months.
5.	All of the Agency Preferred Stock Securities, which we own, are adjustable rate.

Given the adjustable rate nature of the above-mentioned securities, each security’s dividend rate will adjust to a level more in line with current or future interest rates at a preset time in the future. This characteristic could lead to a significant increase in price of the securities as the dividend rate for many of the securities could increase significantly if rates were to remain constant or continue to increase. Furthermore, the preset period between adjustment dates could also have a significant effect on the price of the security given volatility of interest rates.

For example, FHLMC L is an adjustable rate security that resets to the 5-year Treasury rate every 5 years with the next reset occurring in December of 2009. The last time this security reset the interest rate on the 5-year treasury was at 3.58%, a historical low level. The below market current rate on the security and the recent rise in rates has contributed to the decline in market value of the security. However, in the future, should this security reset to a rate more comparable to current interest rate levels and interest rates during the subsequent period were to fall, this security could have a dividend rate greater than that of current market levels and thus trade at a premium.

The table below illustrates the projected dividend rate of each security at quarter end for the past year if each respective security had reset at that time. Furthermore, we illustrate using each securities respective forward curve the projected rate at reset and quarter ends for the next year.

Historical and Projected Interest Rate at Quarter Ends

Security	12/04	03/05	06/05	09/05	12/05	03/06	06/06	09/06	Next Reset
FNMA J	4.82	5.56	5.36	5.95	6.26	6.36	6.37	6.36	6.37
FNMA K	4.77	5.51	5.31	5.90	6.21	6.31	6.32	6.31	6.34
FHLMC B	2.67	3.09	3.39	3.80	4.00	4.16	4.48	4.43	4.00
FNMA G	2.89	3.60	3.46	3.99	4.31	4.35	4.34	4.28	4.28
FHLMC L	3.61	4.17	3.70	4.19	4.56	4.58	4.59	4.55	4.83

As shown above, given the trend of higher rates over the past 12 months, all of the adjustable rate Agency Preferred Stock Securities should see an increase in dividend rates if current levels hold or continue to rise in line with forward rates.

1.	There has been no significant downgrade in credit rating of any of the issuers of the securities.

Over the last 12 months the issuers of the Agency Preferred Securities, FNMA and FHLMC have come under much regulatory scrutiny regarding misrepresentations in accounting and possible fraudulent behavior. As a result, the rating agencies (Moody’s, S&P, and Fitch) have expressed concern over the rating of the preferred stock issued by these companies. All of the rating agencies have put FNMA on negative watch for potential downgrade while only Fitch has put FHLMC on a negative watch. These actions coupled with the uncertainty many investors have regarding the time line when these issues may be resolved has contributed to a widening spread of the securities in question. However, at this time these securities carry AA rating by at least two of the major rating agencies. As the issues regarding regulatory oversight become clearer and uncertainty diminishes, we feel that the preferred stock issued by these securities will undergo some level of spread tightening.

2.	Preferred Stock Securities issued by the same entities with above market dividend rates are currently trading at levels above the $50 par value of the instruments.

When defining the “Other-Than-Temporary” impairment of a security, we believe it is appropriate to compare the security to other securities with similar characteristics. For this example we chose to look at one security, which we already own, and a security that was recently issued by FNMA.

FNMA K is a preferred stock security that resets every two years at a rate equal to 2-year swap plus 133bps. Since this security last reset to the current dividend rate of 5.40%, interest rates have fluctuated and the security has traded in the market at prices ranging from 49.6 to 51.1, with an average rate of 50.21. The above par pricing on this security represents the higher than perceived market dividend rate on the security.

In August of 2004, during the period when the agencies began to come under scrutiny, FNMA came to market with a Preferred Stock security. The security had a 7% minimum dividend rate and floated at a level of 237.5bps over the 10-year Treasury. After this security was released to the market, it quickly became apparent that this security’s dividend rate was priced well above that which the market would accept. This was illustrated by the fact that the security immediately began to trade at a six-point premium to its issuance price. This brought the tax equivalent yield on the security in line with that of other comparable instruments.

Based on results of other comparable securities issued by the same entities, we believe that if the floating rate securities we own reset to rates which at some point are higher than that of the market, we could see substantially higher market values.

4.	All but one of the securities listed below have traded at levels above current book prices in the last 12 months.

Agency Preferred Securities Price Range Since October 2004
					# of days
				Average	over cost
Security	Book Price	Low Price	High Price	Price	basis*
FNMA J	50.5	49.61	50.50	50.048	1
FNMA K	50.5	49.57	51.1	50.299	17
FHLMC B	43.57	39	46.5	42.11	32
FNMA G	40.27	35.5	39.75	37.146	0
FHLMC L	43.75	35	46	38.919	22
*Reported Trades

The Company will continue to analyze the preferred stock holdings as outlined above and if it is concluded that the securities are “other than temporarily impaired” the appropriate impairment charge will be recorded.

The following is provided as supplemental disclosure as it relates to our determination that the preferred holdings are not other than temporarily impaired. This type of disclosure will be made for each category of securities in future filings. The Company is reviewing the recent FASB Staff Position FAS 115-1 and FAS 124-1 and will comply with the example disclosures included in Appendix A.

The Company’s investments in preferred stock issued by the Federal Home Loan Mortgage Corporation (FHLMC and the Federal National Mortgage Association (FNMA) have no contractual maturity. Therefore, the ability to hold these securities by itself does not provide evidence that a decline in market value is other than temporary. At December 31, 2004, the Company’s unrealized losses in its preferred stock investments are not considered impaired on an other-than-temporary basis. The Company will continue to consider whether it has the ability and intent to hold these investments until a market price recovery and whether evidence indicating the cost of these investments is recoverable outweighs evidence to the contrary. As the forecasted market price recovery period lengthens, the uncertainties inherent in the estimate increase, impacting the reliability of the estimate. Ultimately, a lack of evidence to support recovery of these securities’ cost over a reasonable period of time could result in an other-than temporary impairment charge.

Based on the above information we request that no revision to the December 31, 2004 10-KSB be required

15.	We refer to the “Investment Securities” section of MD&A on page 27 that states the Company sold available-for-sale securities in 2004 for $57 million and acquired mortgage backed securities and collateralized mortgage obligations (“CMOs”). In this regard, please tell us and revise to disclose:

•	The nature, terms, risk characteristics and dollar amount of collateralized mortgage obligations acquired.

•	Discuss any material acquisitions of high risk tranches in CMOs and their expected effects on operations assuming changes in future interest rates.

The following is provided as supplemental disclosure to the December 31, 2004 10KSB

In the fourth quarter of 2004, the Company acquired approximately $41.6 million in collateralized-mortgage backed securities (CMO’s). Of these purchases, $30.0 million were issued by agencies of the federal government and $11.6 million were non-agency securities. Approximately $18.2 million were fixed rate securities and $23.4 million were adjustable rate securities. At December 31, 2004, approximately $45.6 million was invested in CMO’s. Investment portfolio guidelines specifically identify those investments eligible for purchase and describe the operations and reporting requirements of the Investment Committee. Prior to acquiring a CMO, the Company performs a detailed analysis of the changes in value and the impact on cash flows in a changing interest rate environment to ensure that it meets the investment objectives of the Company. None of the CMO’s held at December 31, 2004 were deemed to be invested in high risk tranches.

Based on the circumstances described above and the fact that none of the CMO’s are deemed “high risk,” the Company does not believe that an amendment to the Form 10-KSB is meaningful. However, the Company will provide a discussion of CMO holdings in future filings.

Note 13, Commitments, Concentration of Credit Risk and Contingencies, page 49

16.	We refer to the interest rate swap agreements with notional amounts totaling $110 million disclosed in Note 4, “Interest Rate Risk” on page 44 of the financial statements of DutchFork as of September 30, 2003 in the Form S-4 filed on July 7, 2004. Considering the Company acquired DutchFork in October 2004 and that the interest rate swaps agreements expire on November 15, 2004 and March 18, 2005, please tell us and revise to provide the following disclosure:

•	Provide the information required by paragraphs 44 to 47 of SFAS 133 for the interest rate swaps acquired by the Company as part of the acquisition of DutchFork.

•	State the terms and market values of the floors and caps included in the interest rate swap agreements.

•	Describe the accounting for interest rate swaps that were terminated prior to the expiration date, in accordance with paragraphs 32 and 33 of SFAS 133.

•	Tell us and revise the footnote or MD&A, as appropriate to discuss how the derivative instruments qualified for hedge accounting under SFAS 133 and how your accounting policies comply with that standard, including the following:

•	The specific nature of the hedged assets and liabilities and if the hedge is a fair value or cash flow hedge.
•	Describe your formal documentation of the hedging relationships.
•	How you identify the hedge item or transaction and the hedge instrument.

•	Describe the quantitative measures of correlation you use to assess effectiveness of each hedge both at inception and on an ongoing basis.
•	Describe how you assess the ineffectiveness of the hedge.
•	Disclose when you perform these assessments.
•	Disclose where you present the gains and losses relating to hedge ineffectiveness in the statements of income and explain why that presentation is appropriate.
•	Describe the quantitative measures you use to assess effectiveness of each hedge both at inception and on an ongoing basis.
•	Explain how often you assess and how often you back test and how these determinations have results in no hedge ineffectiveness for the periods presented.
•	Describe and quantify the impact of your use of derivatives on interest income and expense.

At the date of the acquisition, DutchFork had no interest rate swap agreements The interest rate caps referred to had no value and had previously been written down to zero by DutchFork and therefore were not recorded on the books of First Community Bank. The agreements referred to included two agreements with notional amounts $40 million and $20.0 million and cap rates of 3.5% and 3.0% respectively. These agreements expired on November 15, 2004. In addition, they had two agreements of $25.0 million each with a cap rate of 7.0%. These expired on March 18, 2005. The Company received no payments on these agreements and recorded no change in value because they were valued at zero at the date of acquisition and remained that way until expiration. The Company had no market risk related to these caps as they had been written to zero prior to the acquisition. Based on the cap rate and the index, the Company never anticipated receiving future payments and therefore had no risk that the counterparty would not honor the contracts. At December 31, 2004, the one month LIBOR index was approximately 2.4% and the cap rate was 7.0%.

The Company had not previously entered into any interest-rate exchange agreements. Based on circumstances described above, the Company does not believe that an amendment to the Form 10-KSB to provide the disclosures required by SFAS 133 would be meaningful. If in the future the Company enters into any interest rate caps or other derivative products, the Company will provide the disclosures required by SFAS 133.

In addition, on behalf of the Company, the undersigned hereby acknowledges that: o the Company is responsible for the accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

First Community Corporation
By: /s/ Joseph G. Sawyer
Joseph G. Sawyer
Chief Financial Officer